Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 7, 2011

William James Kotapish, Esq.

Assistant Director

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Kotapish:

We are writing to you on behalf of Transamerica Life Insurance Company, and Transamerica Financial Life Insurance Company (together “Transamerica”) and the following registrants, Separate Account VA B, Separate Account VA C, Separate Account VA W, Separate Account VA X, Separate Account VA Y, Separate Account VA EE, Separate Account VA GG, Separate Account VA BNY, Separate Account VA WNY, Separate Account VA YNY and Separate Account VA HNY (“Registrants”), to respectfully request permission to file post-effective amendments to the registration statements on Form N-4 listed below (“Replicate Registration Statements”) under Rule 485(b)(1)(vii) under the Securities Act of 1933 (“Securities Act”):

Securities Act No. (Form N-4)
033-33085
033-56908
333-83957
333-116562
333-131987
333-149336
333-169445
033-83560
333-120125
333-147041
333-149337

The post-effective amendments to the Replicate Registration Statements will contain revisions that may render them ineligible to be filed under Rule 485(b).1 However, Transamerica believes the revisions will be “substantially identical”2 to revisions that will be set forth in the post-effective amendment to the registration statement on Form N-4 (File No. 333-125817) (the “Prototype Registration Statement”).

Granting permission to file post-effective amendments to the Replicate Registration Statements under Rule 485(b) will reduce Securities and Exchange Commission (“Commission”) staff time and effort in reviewing

1	Please see Exhibit A for a description of those changes contained in the Prototype Registration Statement that Transamerica and the Registrants propose to make to the above Replicate Registration Statements if this request is granted.
2	Transamerica and the Registrants may need to make minor, non-material revisions to each of the Replicate Registration Statements above because slight differences in the products would make the disclosure inconsistent if the changes in the Prototype Registration Statement were incorporated exactly as it appears in the Prototype Registration Statement. Any changes from the Prototype Registration Statement would most likely result from differences in the use of terminology between products.

William James Kotapish, Esq.

April 7, 2011

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substantially identical disclosure for each of the Replicate Registration Statements. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and the Registrants.

Rule 485(b)(1)(vii) gives the Commission discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.3 Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management (the “Division”).4 The Commission staff has also encouraged registrants to file “prototype registration statements” when they are “simultaneously making a number of filings that contained identical changes, rendering separate staff review of each filing duplicative.”5

The Commission’s exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without Division review if the Division had previously had an opportunity to review one of them.6 Here, the term “fund” would relate to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940.7 Transamerica and each Registrant undertake to make the following representations in support of this request:

•

Because the post-effective amendments to the Replicate Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the post-effective amendments to the Replicate Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•

The Registrants will make corresponding changes to the post-effective amendments to the Replicate Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•

The post-effective amendments to the Replicate Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (319) 355-8327 if you have any questions with respect to this request.

Very truly yours,

/s/ Darin D. Smith

Darin D. Smith

General Counsel

3	See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the “Release”); See also Securities Act Release No. 7448 (October 11, 1997) (redesignating former paragraph (b)(1)(ix) as paragraph (b)(1)(vii).
4	Id.
5	General guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings, Section III.D.2, (November 7, 1996).
6	See Release at footnote 9.
7	Rule 485(b) provides, in relevant part that "a post-effective amendment to a registration statement filed by a registered open-ended investment company, unit investment trust or separate account as defined by section 2(a)(37) of the Investment Company Act shall become effective…."

William James Kotapish, Esq.

April 7, 2011

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EXHIBIT A

Below is a summary of the particular revisions made to the Prototype Registration Statement (Form N-4, No. 333-125817) that we propose to make to the Form N-4 Replicate Registration Statements referenced in this Rule 485(b)(1)(vii) letter dated April 7, 2011. The sections below refer to the sections set forth in the Prototype Registration Statement.

Section in Registration Statement: Part A Prospectus

1.	Removal of Retirement Income ChoiceSM 1.4